[Translation]

                                                                   March 3, 2006
To Whom It May Concern:

                                       Company Name:
                                            Toyota Motor Corporation
                                       Representative:
                                            Katsuaki Watanabe, President
                                       (Code Number: 7203
                                            Tokyo, Nagoya, Osaka, Fukuoka and
                                            Sapporo Stock Exchanges in Japan)
                                       Contact Person:
                                            Masaki Nakatsugawa,
                                            General Manager, Accounting Division
                                            Tel. (0565)28-2121


     (Amendment) Amendments to Financial Summaries of Previous Fiscal Years

As there are matters which need to be amended in the annual financial summaries and the semi-annual financial summaries of the previous fiscal years disclosed in the past, Toyota Motor Corporation ("TMC") hereby makes amendments as follows.

Reason for Amendments

Due to the fact that Mr. Hiromu Okabe and Mr. Tadashi Ishikawa who were described as outside corporate auditors in the said financial summaries, turned out to be holding concurrent offices as directors in subsidiaries of TMC.

Financial Summaries to be Amended:

1.   Financial Summary FY2004 Semi-Annual (disclosed on November 5, 2003)
2.   Financial Summary FY2004 (disclosed on May 11, 2004)
3.   Financial Summary FY2005 Semi-Annual (disclosed on November 1, 2004)
4.   Financial Summary FY2005 (disclosed on May 10, 2005)
5.   Financial Summary FY2006 Semi-Annual (disclosed on November 4, 2005)

The amended parts are underlined.

1.   Financial Summary FY2004 Semi-Annual

     4. Basic Policy on Corporate Governance and Status of Policy Implementation on page Consolidated 4

     [Before amendment]
                                    [omitted]
     At the June 2003 general meetings of shareholders, TMC introduced a new management system that features a streamlined board of directors, the new positions of managing officers (non-board), and increasing the number of
     outside corporate auditors.                 ----------------------------
     --------------------------     [omitted]

     [After amendment]
                                    [omitted]
     At the June 2003 general meetings of shareholders, TMC introduced a new management system that features a streamlined board of directors and the
     new positions of managing officers (non-board).                  ---
                                    [omitted]

2.   Financial Summary FY2004

     4. Basic Policy on Corporate Governance and Status of Policy Implementation on page Consolidated 4

     [Before amendment]
                                    [omitted]
     TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to audit and monitor the company's management. In order to ensure transparency in the company's activities,
                 ------------------------------------------------------------
     TMC has increased the number of outside corporate auditors, to four out of
     --------------------------------------------------------------------------
     a total of seven, at last year's general shareholder's meeting.
     ---------------------------------------------------------------
                                    [omitted]

     [After amendment]
                                    [omitted]
     TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to audit and monitor the company's management, and seven corporate auditors, including outside corporate
                 ---------------------------------------------------------
     auditors, conduct audits.
     -------------------------
                                    [omitted]

3.   Financial Summary FY2005 Semi-Annual

     4. Basic Policy on Corporate Governance and Status of Policy Implementation on page Consolidated 4

     [Before amendment]
                                    [omitted]
     TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to ensure appropriate management. In order to
                                                                     -----------
     ensure transparency in the company's activities, TMC has increased the
     ----------------------------------------------------------------------
     number of outside corporate auditors to four out of a total of seven at
     -----------------------------------------------------------------------
     last year's general shareholder's meeting.
     ------------------------------------------
                                    [omitted]

     [After amendment]
                                    [omitted]
     TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to ensure appropriate management, and seven
                                                                     ---------
     corporate auditors, including outside corporate auditors, conduct audits.
     -------------------------------------------------------------------------
                                    [omitted]

4.   Financial Summary FY2005

     4. Basic Policy on Corporate Governance and Status of Policy Implementation on page Consolidated 4

     [Before amendment]
                                    [omitted]
     TMC has adopted a system of corporate auditors, and four of the seven
                                                     ---------------------
     corporate auditors are outside auditors to enhance the transparency of
     ----------------------------------------------------------------------
     corporate conduct. Each auditor conducts audits in accordance with the
     -------------------------------
     audit policies and plans determined by the Board of Auditors, playing an important role in corporate governance.
                                    [omitted]

     [After amendment]
                                    [omitted]
     TMC has adopted a system of corporate auditors, and seven corporate
                                                     -------------------
     auditors, including outside corporate auditors, conduct audits in
     -------------------------------------------------------
     accordance with the audit policies and plans determined by the Board of Auditors, playing an important role in corporate governance.
                                    [omitted]

5.   Financial Summary FY2006 Semi-Annual

     4. Basic Policy on Corporate Governance and Status of Policy Implementation on page Consolidated 4

     [Before amendment]
                                    [omitted]
     TMC has adopted a corporate auditor system, and four of the seven corporate
                                                 -------------------------------
     auditors are outside auditors, to enhance the transparency of corporate
     -----------------------------------------------------------------------
     conduct. Each auditor conducts audits in accordance with the audit policies
     ------------------------------
     and plans determined by the Board of Auditors, and plays an important role in corporate governance.
                                    [omitted]

     [After amendment]
                                    [omitted]
     TMC has adopted a corporate auditor system, and seven corporate auditors,
                                                 -----------------------------
     including outside corporate auditors, conduct audits in accordance with the
     ---------------------------------------------
     audit policies and plans determined by the Board of Auditors, and plays an important role in corporate governance.
                                    [omitted]